UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-39978

CN ENERGY GROUP. INC.

Building 2-B, Room 206, No. 268 Shiniu Road

Liandu District, Lishui City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

On September 21, 2022, CN ENERGY GROUP. INC. (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced Friedman LLP (“Friedman”), the former independent registered public accounting firm of the Company, which the Company dismissed on September 21, 2022. The appointment of Enrome and the dismissal of Friedman were made after a careful consideration and evaluation process by the Company and were approved by the board of directors of the Company and the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Friedman on the consolidated financial statements of the Company as of September 30, 2021 and 2020 and for the fiscal years ended September 30, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through September 21, 2022, there have been no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Friedman’s satisfaction, would have caused Friedman to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended September 30, 2021 and 2020 and through September 21, 2022, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Friedman with a copy of the above disclosure and requested that Friedman furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Friedman’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor someone on behalf of the Company, has consulted Enrome regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated September 26, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CN ENERGY GROUP. INC.

Date: September 26, 2022	By:	/s/ Kangbin Zheng
Kangbin Zheng
Chief Executive Officer

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